SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UGLY DUCKLING CORPORATION

(Name of Subject Company (Issuer))

ERNEST C. GARCIA II

(Offeror and Affiliate of Issuer)

COMMON STOCK

(Title of Class of Securities)

903512 10 1

(CUSIP Number of Class of Securities)

Steven P. Johnson, Esq	With Copy to:

2575 East Camelback Road Suite 700 Phoenix, Arizona 85016 (602) 778-4003	Christopher D. Johnson Squire, Sanders & Dempsey L.L.P. 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

CALCULATION OF FILING FEE

Transaction value (1) Not Applicable	Amount of Filing Fee Not Applicable

(1)	Set forth the amount on which the filing fee is calculated and state how it was determined.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

      third-party tender offer subject to Rule 14d-1.

      issuer tender offer subject to rule 13e-4.

      going-private transaction subject to Rule 13e-3.

      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer:

A.	The following press release was issued by Ernest C. Garcia II on November 16, 2001.

FOR IMMEDIATE RELEASE
ERNEST C. GARCIA II ANNOUNCES PLANS TO COMMENCE TENDER
OFFER FOR ALL OUTSTANDING COMMON STOCK OF
UGLY DUCKLING CORPORATION

         Phoenix, Arizona, November 16, 2001 – Ernest C. Garcia II, the Chairman of the Board of Directors and the largest shareholder of Ugly Duckling Corporation (Nasdaq NM: UGLY), announced today that he intends to offer to purchase all of the outstanding common stock of Ugly Duckling Corporation not already owned by him pursuant to a cash tender offer of $2.51 per share. Mr. Garcia intends to commence the tender offer as soon as practicable.

         Shareholders are urged to read Mr. Garcia’s tender offer statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. The offer to purchase, the related letter of transmittal and certain other documents regarding the tender offer will be made available to all shareholders of Ugly Duckling Corporation, at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and certain other offer documents) will also be available at no charge at the SEC’s website at www.sec.gov.

         The matters discussed in this press release which are not historical facts contain forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to plans or projections of future performance of Mr. Garcia, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends and changes in Mr. Garcia’s financial condition.

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